UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

(Names of Filing Persons—(Offerors))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons—(Other Person(s))

SCHEDULE 13E-3

(Rule 13e-3)

Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

APOLLO MANAGEMENT VII, L.P.

CKX, INC.

ROBERT F.X. SILLERMAN

SILLERMAN CAPITAL HOLDINGS, L.P.

LAURA SILLERMAN

THE PROMENADE TRUST

PRISCILLA PRESLEY

(Names of Persons—Filing Statements)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

John J. Suydam	Howard J. Tytel
Apollo Management VII, L.P.	CKx, Inc.
9 West 57th Street, 43rd Floor	650 Madison Avenue
New York, New York 10019	New York, New York 10022
Telephone: (212) 515-3200	Telephone: (212) 838-3100

Robert F.X. Sillerman	Michael A. Woronoff
150 Fifth Avenue	Proskauer Rose LLP
New York, New York 10011	2049 Century Park East, Suite 3200
Telephone: (212) 231-0091	Los Angeles, California 90067-3206
Telephone: (310) 284-4550

James Schwab	David E. Shapiro
Neil Goldman	Wachtell, Lipton, Rosen & Katz
Paul, Weiss, Rifkind, Wharton & Garrison LLP	51 West 52nd Street
1285 Avenue of the Americas	New York, New York 10019
New York, New York 10019-6064	(212) 403-1000
Telephone: (212) 373-3000

Thomas E. Molner
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Telephone: (212) 715-9429

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$511,409,101.50	$59,375.00

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.
**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Filing Party:

Form or
Registration No.:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement and Transaction Statement filed on Schedule TO (this “Schedule TO”) is filed by Colonel Holdings, Inc., a Delaware corporation (“Parent”), Colonel UK Holdings Limited, a United Kingdom private limited company (“UK Holdco”), Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”), Colonel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Apollo Management VII, L.P., a Delaware limited partnership (“Apollo Management”), CKx, Inc., a Delaware corporation and the issuer of common stock that is subject to the transaction (“CKx”), Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley. Merger Sub is a direct wholly-owned subsidiary of Offeror. Offeror is a direct wholly-owned subsidiary of UK Holdco. UK Holdco is a direct wholly-owned subsidiary of Parent. Parent is a direct wholly-owned subsidiary of certain equity funds managed by Apollo Management. This Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of CKx, at a purchase price of $5.50 per share, net to the seller in cash, without interest and subject to deduction for any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

This Schedule TO is intended to satisfy the requirements of Schedule 13E-3. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1: Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2: Subject Company Information

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

CKx, Inc.

650 Madison Avenue

New York, New York 10022

212-838-3100

(b) Securities. The class of securities to which this Schedule TO relates is the common stock, par value $0.01 per share, of CKx, of which 92,613,473 shares were issued and outstanding as of the close of business on May 13, 2011, of which 7,500 were restricted shares.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Common Shares; Dividends on Common Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3: Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions, together with Schedule A attached thereto, is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Certain Information Concerning the Filing Persons”)

Item 4: Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”)

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”)

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”)

(b)	Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

Item 6: Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(a)	Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”)

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”)

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 13 (“Dividends and Distributions”)

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

Item 7: Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

Item 8: Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) SPECIAL FACTORS—Section 16 (“Security Ownership of Certain Beneficial Owners and Management”)

THE TENDER OFFER—Section 10 (“Certain Information Concerning the Filing Persons”)

(b) Securities Transactions. None.

Item 9: Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

THE TENDER OFFER—Section 3 (“Procedures for Tendering Common Shares”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

Item 10: Financial Statements

Regulation M-A Item 1010

(a) Financial Information. The financial condition of Parent, UK Holdco, Offeror and Merger Sub is not material to the Offer.

(b) Pro Forma Financial Information. The pro forma financial statements of CKx are not material to the Offer.

Item 11: Additional Information

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 8 (“Possible Effects of the Offer on the Market for Common Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations”)

THE TENDER OFFER—Section 10 (“Certain Information Concerning the Filing Persons”)

THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12: Exhibits

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated May 17, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.

(a)(1)(F)	Press Release issued by CKx, Inc. on May 10, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(a)(1)(G)	Advertisement as published on May 17, 2011.

(a)(1)(H)	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on May 17, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by CKx, Inc. on May 17, 2011, which is incorporated herein by reference.

(b)	Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and between Goldman Sachs Bank USA and Colonel Holdings, Inc.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(2)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 17, 2011).

(d)(3)	Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Robert F.X. Sillerman on May 11, 2011).

(d)(4)	Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman.

(d)(5)	Letter Agreement, dated as of May 10, 2011, by and between Colonel Holdings, Inc. and The Promenade Trust.

(d)(6)	Limited Guarantee, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and CKx, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(7)	Equity Commitment Letter, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and Colonel Holdings, Inc.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

Item 13: Information Required by Schedule 13E-3

Item 1: Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

CKx, Inc.

650 Madison Avenue

New York, New York 10022

212-838-3100

(b) Securities. The class of securities to which this Schedule TO relates is the common stock, par value $0.01 per share, of CKx, of which 92,613,473 shares were issued and outstanding as of the close of business on May 13, 2011, of which 7,500 were restricted shares.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Common Shares; Dividends on Common Shares”) of the Offer to Purchase is incorporated herein by reference.

(d) Dividends. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Common Shares; Dividends on Common Shares”) of the Offer to Purchase is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases.

(i)	None of Parent, UK Holdco, Offeror, Merger Sub or Apollo Management has purchased any securities of CKx during the two-year period prior to the date of this Schedule TO.

(ii)	Neither The Promenade Trust nor Priscilla Presley has purchased any securities of CKx during the two-year period prior to the date of this Schedule TO.

(iii)	None of Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. or Laura Sillerman has purchased any securities of CKx during the two-year period prior to the date of this Schedule TO.

(iv)	With respect to CKx, the information set forth under the caption THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”) of this Offer to Purchase is incorporated herein by reference.

Item 3: Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions, together with Schedule A attached thereto, is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Certain Information Concerning the Filing Persons”)

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference

(c) Different Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 1 (“Terms of the Offer; Expiration Date”)

THE TENDER OFFER—Section 3 (“Procedures for Tendering Common Shares”)

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(d) Appraisal Rights. The information set forth under the caption SPECIAL FACTORS—Section 18 (“Appraisal Rights”) and Annex A attached to the Offer to Purchase is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”)

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”)

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

(c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”)

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”)

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 13 (“Dividends and Distributions”)

The Agreement and Plan of Merger, dated May 10, 2011, as amended, among Colonel Holdings, Inc., Colonel Merger Sub and CKx is herein incorporated by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(c)(8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”)

The Agreement and Plan of Merger, dated May 10, 2011, as amended, among Colonel Holdings, Inc., Colonel Merger Sub and CKx is herein incorporated by reference to Exhibits (d)(1) and (d)(2) filed herewith.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

(c) Reasons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences of the Offer and the Merger”)

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 12 (“Conditions to the Offer”)

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

(e) Approval of Directors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

(f) Other Offers. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CKx during its regular business hours by any interested holder of CKx shares or representative of the interested holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibit (d)(1) filed herewith.

(c) Expenses. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”)

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”)

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”)

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”)

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”)

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”)

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”)

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial Information.

(a)(1) The audited consolidated financial statements of CKx as of and for the fiscal years ended December 31, 2009 and December 31, 2010 are incorporated herein by reference to Item 8 to CKx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as amended.

(a)(2) The unaudited consolidated financial statements of CKx as of and for the quarter ended March 31, 2011 are incorporated herein by reference to Item 1 to CKx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

(a)(3) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”) is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”) is incorporated herein by reference.

(b) Pro Forma Information. The pro forma financial statements of CKx are not material to the Offer.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 2 (“The Support Agreements”)

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) THE TENDER OFFER—Section 3 (“Procedures for Tendering Common Shares”)

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

(b) Employees and Corporate Assets. Not applicable.

Item 15: Additional Information

Regulation M-A Item 1011

(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”)

(c) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated May 17, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.

(a)(1)(F)	Press Release issued by CKx, Inc. on May 10, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(a)(1)(G)	Advertisement as published on May 17, 2011.

(a)(1)(H)	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on May 17, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by CKx, Inc. on May 17, 2011, which is incorporated herein by reference.

(b)	Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and between Goldman Sachs Bank USA and Colonel Holdings, Inc.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(2)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 17, 2011).

(d)(3)	Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Robert F.X. Sillerman on May 11, 2011).

(d)(4)	Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman.

(d)(5)	Letter Agreement, dated as of May 10, 2011, by and between Colonel Holdings, Inc. and The Promenade Trust.

(d)(6)	Limited Guarantee, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and CKx, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(7)	Equity Commitment Letter, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and Colonel Holdings, Inc.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A).

(g)	None.

(h)	None.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

COLONEL HOLDINGS, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL UK HOLDINGS LIMITED

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL OFFEROR SUB, LLC

By:	Colonel UK Holdings Limited,
its Sole Member

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL MERGER SUB, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its General
Partner

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

CKX, INC.

By:	/s/ Howard J. Tytel
Name: Howard J. Tytel
Title: Senior Executive Vice President, Director of Legal and Governmental Affairs

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

/s/ Laura Sillerman
Laura Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.

By:	Sillerman Capital Holdings, Inc., its
general partner

By:	/s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

THE PROMENADE TRUST

By:	/s/ Barry Siegel
Name: Barry Siegel
Title: Trustee, The Promenade Trust

/s/ Priscilla Presley
Priscilla Presley